FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒       Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐       No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

Not for release, publication or distribution in whole or in part into the United States, Australia, Canada, Japan or Italy. The Offered Securities to be issued in connection with the Offering have not been and will not be registered under the U.S Securities Act of 1933, as amended and may not be offered or sold in the United States or to, or for the account or benefit of U.S persons absent registration or an applicable exemption from such registration requirements.

NATIONAL BANK OF GREECE S.A. (NBG)

Athens, 21 June 2013

Announcement — NATIONAL BANK OF GREECE S.A. (hereafter “NBG” or the “Issuer”) hereby announces, pursuant to Law 3401/2005, as in force, Law 3340/2005 and the decisions authorized thereby of the Board of the Hellenic Capital Market Commission, as in force, and Law 3556/2007, as in force, that on 19 June 2013 the Board of Directors certified full payment of the total increase in share capital decided by the 2nd Repeat General Meeting of Shareholders of 29 April 2013, as specified in the decision of 20 May 2013 of the Board of Directors (the “Increase”), i.e., payment of the total sum of €9.756 million, including premium amounts.

Accordingly, the fully paid-up share capital stands at €2,076,535,798.2 divided into (a) 2,396,785,994 common registered shares of a nominal value of €0.30 each, (b) 25,000,000 redeemable registered preference non-voting, non-cumulative shares of a nominal value of €0.30 each, and (c) 270,000,000 redeemable preference shares under Law 3723/2008 owned by the Hellenic Republic, of a nominal value of €5.00 each.

The new shares issued under the Increase (the New Shares) and the Warrants that will be offered to private investors who took up New Shares will not be credited and will not be listed for trading on the dates stated in the timetable for the Increase included in the relevant Greek Prospectus and Supplement published by the Bank and approved by the CMC on 22/05/2013 and 10/06/13, respectively.

Instead, the Bank anticipates that the New Shares and the Warrants will be credited to beneficiaries’ securities accounts in the Dematerialized Securities System on 26 June 2013 and will commence trading on 27 June 2013, i.e., approximately two (2) working days later than stated in the original timetable. In order for the said shares to be listed for trading, it is necessary first to obtain ATHEX approval.

The Bank will issue a separate announcement regarding the New Shares and the Warrants to be issued under the Increase, which will be the subject of an application for admission to trading in the ATHEX Main Market Category.

For more information, investors may contact the Bank’s Investor Services Department (tel. +30 210-3342310 and +30 210 3341537).

Athens, 21 June 2013

United States

This release is not an offer for sale of securities in the United States. The Offer is not being made, directly or indirectly, in or into or by the use of the mails or any means or instrumentality (including, without limitation, facsimile, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States.  Accordingly, copies of this Release, the Offering Circular, as supplemented by the Offering Circular Supplement and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in, into or from the United States or to or from U.S. persons.  Persons receiving this Release, the Offering Circular, as supplemented by the Offering Circular Supplement and any related offering documents (including without limitation custodians, nominees and trustees) must not distribute or send them in, into or from the United States.  Doing so may invalidate any purported acceptance.

European Economic Area

This release is only addressed to persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC and amendments thereto). No offer or invitation to acquire securities of National Bank of Greece S.A. is being made by or in connection with this release. Any such offer will be made solely by means of the Offering Circular, as supplemented by the Offering Circular Supplement once it has been approved by the Hellenic Capital Market Commission and published in accordance with Greek law in connection with the offer in Greece, or outside Greece in reliance upon any exemption set forth in any applicable law, rule or regulation.

United Kingdom

This release is directed in the United Kingdom solely at persons who (i) have professional experience in matters relating to investments and who fall within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion  Order 2005) (the “Order”), (ii) are high net worth entities falling within Article 49(2) (A) to (D) of the Order or (iii) to persons to whom it may otherwise be lawful to communicate it to (all such persons together being referred to as “Relevant Persons”). This release must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this release relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Italy

No offer is being made, or will be made, directly or indirectly, in or into the Republic of Italy (“Italy”) as a public offer (as defined in article 1, paragraph 1, letter v) of the Legislative Decree no. 58 of February 24, 1998). The Offering Circular, as supplemented by the Offering Circular Supplement, this Release and any other documents or materials relating to the Offered Securites have not been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, shareholders located in Italy are notified that the Offering Circular, as supplemented by the Offering Circular Supplement is not intended to be addressed to them, they may not participate in the Offering and the Release and any other offering material relating to the Offering or the Offered Securities  may not be distributed or otherwise made available to them as part of the Offering.  Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Offered Securities or the Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: June 25th, 2013

Chief Executive Officer